

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 3, 2017

Ian Jacobs
President
Max-1 Acquisition Corporation
2255 Glades Road, Suite 324A
Boca Raton, FL 33431

> **Re: Max-1 Acquisition Corporation**
> **Registration Statement on Form 10**
> **Filed March 21, 2017**
> **File No. 000-55764**

Dear Mr. Jacobs:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: Melanie Figueroa, Esq.